UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Energy Partners, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29270U303

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29270U303	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 950,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 950,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 29270U303	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 950,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 950,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 29270U303	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 549,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 549,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 29270U303	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 549,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 549,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12	TYPE OF REPORTING PERSON OO

            This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Energy Partners, Ltd., a corporation formed under the laws of the State of Delaware (the “Company”), to amend the Schedule 13G filed on October 1, 2009 (as amended by this Amendment No. 1, the “Schedule 13G”). This Amendment No. 1 is being filed to report that the Reporting Persons no longer beneficially own more than 5% of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed in the Schedule 13G.

Item 4:	Ownership:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date hereof, is as follows:

A.	Third Point LLC

(a) Amount beneficially owned: 950,000

(b) Percent of class: 2.4%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 40,017,604 shares of Common Stock reported by the Company to be outstanding as of November 4, 2009 as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2009 for the quarterly period ended September 30, 2009.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 950,000

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 950,000
B.	Daniel S. Loeb

(a) Amount beneficially owned: 950,000

(b) Percent of class: 2.4%.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 950,000

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 950,000
C.	Third Point Offshore Master Fund, L.P.

(a) Amount beneficially owned: 549,900

(b) Percent of class: 1.4%.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 549,900

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 549,900

D.	Third Point Advisors II L.L.C

(a) Amount beneficially owned: 549,900

(b) Percent of class: 1.4%.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 549,900

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 549,900

Item 10:	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song

Name: William Song

Title: Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.

By: Third Point Advisors II L.L.C., its general partner

By: Daniel S. Loeb, Managing Director

By:	/s/ William Song

Name: William Song

Title: Attorney-in-Fact

THIRD POINT ADVISORS II L.L.C.

By: Daniel S. Loeb, Managing Director

By:	/s/ William Song

Name: William Song

Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song

Name: William Song

Title: Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G WITH RESPECT TO ENERGY
PARTNERS, LTD.]

EXHIBIT INDEX

Exhibit 99.1:

Joint Filing Agreement, dated October 1, 2009, by and among the Reporting Persons, was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2009 as an exhibit to the Schedule 13G filed by the Reporting Persons.

Exhibit 99.2:

Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009, was previously filed with the SEC on January 5, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Daniel S. Loeb, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., and Third Point Advisors II L.L.C. with respect to Energy XXI (Bermuda) Limited and is incorporated herein by reference.